

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

James Doris
Chief Executive Officer
Viking Energy Group, Inc.
15915 Kary Freeway, Suite 450
Houston, TX 77094

      Re: Viking Energy Group, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2020
           File No. 000-29219
           Filed March 25, 2021

Dear Mr. Doris:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Energy & Transportation